KUTAK ROCK LLP	ATLANTA
CHICAGO
THE OMAHA BUILDING	DENVER
1650 FARNAM STREET	DES MOINES
FAYETTEVILLE
OMAHA, NEBRASKA 68102-2186	IRVINE
KANSAS CITY
402-346-6000	LITTLE ROCK
FACSIMILE 402-346-1148	LOS ANGELES
OKLAHOMA CITY
www.kutakrock.com	PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
November 1, 2011	WICHITA

JAMES C. CREIGH

james.creigh@kutakrock.com

(402) 661-8644

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn:  Max A. Webb

J. Nolan McWilliams

Re:	Cycle Country Accessories Corporation
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Originally Filed October 25, 2011
File No. 001-31715

Ladies and Gentlemen:

On behalf of Cycle Country Accessories Corporation, we are filing Amendment No. 1 to the company’s preliminary information statement on Schedule 14C.  Amendment No. 1 responds to your comments dated October 31, 2011 and has been marked to show changes from the preliminary information statement filed on October 25, 2011.  For your convenience, we have reproduced your comments in italicized type below and have followed each comment with our response.

1.  Please revise the information statement to include audited financial statements for each of the two most recent fiscal years and unaudited interim periods or tell us why you believe you are not required to include this information. …

We have revised the information statement in response to your comment.  Please see page 26.

2.  Please revise to explain why the Board of Directors determined not to obtain a fairness opinion.

We have revised the information statement in response to your comment.  Please see page 4.

3.  Please remove the disclaimer that the discussion of tax consequences “is for general information only” in the second paragraph of this section.

We have revised the information statement in response to your comment.  Please see page 11.

4.  We note the statement that “information concerning the subject mater of the representations and warranties may change … which subsequent information may or may not be fully reflected in our public disclosures.”  Please note that investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in the merger agreement.  Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included the disclosure document not misleading.

Your comment is noted.

The Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (402) 661-8644 with any questions about this filing.

Very truly yours,

/s/ James C. Creigh

James C. Creigh

c:  Robert Davis

Cycle Country Accessories Corporation